Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD168, Subject to Completion, Dated October 4, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Notes Based Upon the Dow Jones-AIG Commodity IndexSM

Due October 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 4, 2007

Notes Based Upon The

Dow Jones-AIG Commodity IndexSM

Due October 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in the summary below are defined in “Preliminary Terms”.

How The Notes Work

The Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due October 2008 (the “Notes”) are index-linked debt securities issued by Citigroup Funding Inc. The Notes have a maturity of exactly one year and do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. The Notes offer investors the opportunity to participate in the upside growth potential of the Dow Jones-AIG Commodity IndexSM up to a maximum return of approximately 16% to 20% (to be determined on the Pricing Date) per annum. Additionally, the Notes offer investors limited protection against a decline in the value of the Dow Jones-AIG Commodity IndexSM over the term of the Notes. The Notes are 97% principal-protected if held to the Maturity Date. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as little as US$970 per Note and will in no circumstance be more than approximately US$1,160 to US$1,200 per Note (to be determined on the Pricing Date).

You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to 97% of your initial investment in the Notes plus an Index Return Amount, which may be positive or zero and is subject to a cap. If the Ending Value of the Dow Jones-AIG Commodity IndexSM is greater than its Starting Value, the Index Return Amount will be positive and for each Note held at maturity will equal the product of (a) US$1,000 and (b) the percentage increase in the value of the Commodity Index, provided that the maximum return on your investment in the Notes will be limited to approximately 16% to 20% (to be determined on the Pricing Date) per annum. Because the amount you receive at maturity is determined by adding the Index Return Amount to 97%, not 100%, of the principal amount of the Notes, the maximum amount, including principal, you could receive at maturity will be approximately US$1,160 to US$1,200 per Note (to be determined on the Pricing Date). If the percentage increase in the value of the Commodity Index is greater than 0% and less than or equal to 3%, the amount you receive at maturity will be between US$970 and US$1,000 per Note. If the Ending Value of the Dow Jones-AIG Commodity IndexSM is less than or equal to its Starting Value, the Index Return Amount will be zero. As a result, the amount you receive at maturity will be US$970 per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to index-linked investments without substantial risk to their initial investment but who are willing to forego current income.

■	Investors expecting appreciation in the value of the Dow Jones-AIG Commodity IndexSM over the term of the Notes.

■

Investors looking for upside exposure to the potential appreciation in the value of the Dow Jones-AIG Commodity IndexSM, subject to a maximum return, and who can withstand the risk of losing 3% of the principal amount of their investment.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due October 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because only 97% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because only 97% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	97% if held to the Maturity Date
Pricing Date:	October , 2007
Issue Date:	October , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	One year after the Issue Date
Interest:	None
Issue Price:	Variable, based on market prices prevailing at the time of sale
Payment at Maturity:	For each US$1,000 Note, US$970 plus an Index Return Amount, which may be positive or zero, provided that the minimum payment at maturity could be as little as US$970 and the maximum payment at maturity is limited to approximately US$1,160 to US$1,200 per Note (to be determined on the Pricing Date).
Index Return Amount:

For each US$1,000 Note:

(1)    if the Index Return is positive, Index Return Amount = US$1,000 x Index Return, provided that the maximum Index Return Amount per Note is limited to approximately 19% to 23% (to be determined on the Pricing Date) of the principal amount. If the Index Return is greater than 0% and less than or equal to 3%, the payment at maturity will be between US$970 and US$1,000 per Note.

(2)   if the Index Return is zero or negative, Index Return Amount will be zero.

Index Return:

The return on the Dow Jones-AIG Commodity IndexSM, expressed as a percentage:

Ending Value – Starting Value

Starting Value

The Index Return is limited to approximately 19% to 23% (to be determined on the Pricing Date).

Starting Value:	The closing value of the Dow Jones-AIG Commodity IndexSM on the Pricing Date as reported by Reuters on page “.DJAIG” or on any successor page.
Ending Value:	The closing value of the Dow Jones-AIG Commodity IndexSM on the Valuation Date as reported by Reuters on page “. DJAIG” or on any successor page.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.

Benefits of the Notes

■	Return Potential

The Index Return Amount payable at maturity is based on the Index Return, enabling you to participate in the potential increase in the value of the Commodity Index during the term of the Notes without directly investing in the Commodity Index. If the Ending Value of the Dow Jones-AIG Commodity IndexSM is greater than the Starting Value, you will participate in such appreciation, up to a maximum return on the Notes of approximately 16% to 20% (to be determined on the Pricing Date) per annum, or approximately US$160 to US$200 (to be determined on the Pricing Date) per Note.

■	Preservation of a Portion of Your Investment

On the Maturity Date, you will receive at least 97% of the principal amount of the Notes you then hold regardless of the performance of the Commodity Index. However, if you sell your Notes in the secondary market or through any other channel or method prior to maturity you will likely receive less than 97% of your initial investment, as the Notes are not principal-protected at all prior to maturity.

■	Diversification

The Notes are based on the performance of the Dow Jones-AIG Commodity IndexSM and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

You will receive at maturity at least the principal amount of the Notes you then hold only if the Index Return is greater than 3%. If the Index Return is greater than zero but less than 3%, the amount you receive at maturity will be less than the principal amount of your Notes and could be as low as US$970 for each Note you hold, in which case your investment in the Notes will result in a loss. This will be true even if the value of the Commodity Index has increased by more than 3% at one or more times during the term of the Notes, but the value of the Commodity Index on the

Valuation Date is less than 3% of the value of the Commodity Index on the Pricing Date.

■	The Index Return Amount will be Offset

The amount you receive at maturity will be determined by adding the Index Return Amount, if any, to 97%, not 100%, of the principal amount of the Notes. Thus, the Index Return Amount, if any, will be offset by an amount equal to 3% of the principal amount of the Notes, or US$30 per Note.

■	Appreciation Is Capped

Because the Index Return Amount on the notes will be capped at approximately 19% to 23% (to be determined on the Pricing Date) of the principal amount of the Notes, the maximum amount, including principal, you could receive at maturity is between US$1,160 to US$1,200 (to be determined on the Pricing Date) per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the percentage change of the Dow Jones-AIG Commodity IndexSM and not subject to a cap.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the Dow Jones-AIG Commodity IndexSM, which will fluctuate in response to market conditions. As a result, if the Ending Value of the Dow Jones-AIG Commodity IndexSM is less than         %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate non-callable debt security of Citigroup Funding of comparable maturity.

■	Special Considerations Related to the Commodity Index
¡

The Notes are linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity IndexSM Total Return. Thus, the return on the Notes, if any, will not reflect a total return on the Commodity Index, which would include interest on cash collateral.

¡	The Notes are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities underlying the Commodity Index.
¡

Market prices of the commodity futures contracts underlying the Commodity Index are highly volatile and may fluctuate rapidly based on a variety of factors including changes in supply and demand relationships; weather; and domestic and foreign political and economic events and policies. This may in turn result in volatile changes in the value of the Commodity Index and thus reduce the amount you receive at maturity of the Notes.

¡

If the market prices for the commodity futures contracts underlying the Commodity Index cease to be lower in distant delivery months than in nearer delivery months, the value of the Commodity Index would likely decrease, thus, decreasing the amount you receive at maturity of the Notes.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Dow Jones-AIG Commodity IndexSM, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the futures contracts underlying the Dow Jones-AIG Commodity IndexSM or other instruments, such as options, swaps or futures, based upon the Dow Jones-AIG Commodity IndexSM or upon one or more of the futures contracts underlying the Dow Jones-AIG Commodity IndexSM by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities with respect to the Dow Jones-AIG Commodity IndexSM and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Dow Jones-AIG Commodity IndexSM

General

All disclosures contained in this offering summary regarding the Dow Jones-AIG Commodity IndexSM (“the Commodity Index”) including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones and AIG Financial Products Corp. Neither Citigroup Funding nor Citigroup Global Markets Inc. assumes any responsibility for the accuracy or completeness of such information.

The Commodity Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Commodity Index. The value of the Commodity Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Commodity Index.

The notes are linked to the Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Commodity Index is calculated daily by Dow Jones, in conjunction with AIG Financial Products Corp., by applying the impact of the changes to the futures prices of commodities included in the Commodity Index (based on their relative weightings) to the previous day’s Commodity Index value. Since the futures contracts included in the Commodity Index are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

The Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June by AIG Financial Products Corp., under the supervision of the Dow Jones-AIG Commodity IndexSM Advisory and Supervisory Committees, announced in July and implemented the following January. The composition of the Index for 2007 was approved at a meeting held in July 2006.

For further information on the Commodity Index, including its makeup, method of calculation and changes in its components, you should refer to the section “The Dow Jones-AIG Commodity IndexSM” in the preliminary pricing supplement relating to this offering.

Historical Closing Values of the Commodity Index

The following table sets forth the monthly high and low closing values of the Commodity Index from January 2002 through September 2007. The historical performance of the Commodity Index should not be taken as an indication of future performance.

	2002		2003		2004		2005		2006		2007
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	92.362	87.366	118.689	110.276	142.310	136.818	148.308	142.180	174.224	167.005	166.509	155.880
February	91.150	88.842	125.049	118.542	146.445	137.297	156.886	142.412	172.555	159.726	173.503	163.863
March	99.588	91.938	124.006	111.198	151.691	143.887	165.246	155.779	167.351	158.780	172.328	165.935
April	102.617	94.108	115.419	110.966	151.567	144.194	162.389	151.961	180.014	164.723	174.351	170.830
May	101.576	96.442	119.722	112.025	152.368	146.902	152.610	146.078	187.628	174.572	174.819	170.082
June	99.518	95.388	120.826	114.708	154.994	143.289	161.403	152.390	178.913	165.352	176.484	168.522
July	100.985	97.043	118.265	114.021	147.800	144.229	160.175	154.107	179.962	170.890	174.536	168.736
August	103.442	96.860	121.322	117.250	149.104	142.634	172.158	160.824	179.534	168.868	170.820	161.062
September	106.985	101.244	120.898	117.446	153.175	140.991	179.069	165.901	170.647	156.587	179.715	166.848
October	107.356	103.497	128.417	121.139	159.294	152.005	178.816	166.516	169.786	156.075
November	105.753	101.140	130.853	124.817	156.223	149.589	167.611	163.358	175.214	166.163
December	112.933	105.130	137.320	129.039	149.883	141.271	180.240	168.383	174.590	165.755

The value of the Commodity Index at the close of business on October 3, 2007 was 176.597.

Historical Graphs

The following graph plots the historical daily closing values of the Commodity Index from January 2, 1997 to October 3, 2007. Past movements of the Commodity Index are not necessarily indicative of future Commodity Index values or what the value of the Notes may be. Any historical upward or downward trend in the value of the Commodity Index during any period set forth below is not an indication that the Commodity Index is more or less likely to increase or decrease at any time during the term of the notes.

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This offering summary relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this offering summary regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE

OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Values of the Commodity Index. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Principal Amount: US$1,000 per Note

■ Starting Value: 175.00

■ Principal Protection at Maturity: 97% (US$970 per     Note)

■ Maximum Index Return: 21% of the principal amount     per Note

■ Maturity: Exactly 1 year

■ The Notes are purchased on the issue date and are     held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return on the Notes.

Hypothetical Ending Value	Hypothetical Index Return (without cap)(1)	Hypothetical Index Return (with cap)(2)	Hypothetical Index Return Amount(3)	Hypothetical Maturity Payment per Note(4)	Hypothetical Return on the Notes
10.00	-94.286%	0.000%	$0.00	$970.00	-3.000%
20.00	-88.571%	0.000%	$0.00	$970.00	-3.000%
30.00	-82.857%	0.000%	$0.00	$970.00	-3.000%
40.00	-77.143%	0.000%	$0.00	$970.00	-3.000%
50.00	-71.429%	0.000%	$0.00	$970.00	-3.000%
60.00	-65.714%	0.000%	$0.00	$970.00	-3.000%
70.00	-60.000%	0.000%	$0.00	$970.00	-3.000%
80.00	-54.286%	0.000%	$0.00	$970.00	-3.000%
90.00	-48.571%	0.000%	$0.00	$970.00	-3.000%
100.00	-42.857%	0.000%	$0.00	$970.00	-3.000%
110.00	-37.143%	0.000%	$0.00	$970.00	-3.000%
120.00	-31.429%	0.000%	$0.00	$970.00	-3.000%
130.00	-25.714%	0.000%	$0.00	$970.00	-3.000%
140.00	-20.000%	0.000%	$0.00	$970.00	-3.000%
150.00	-14.286%	0.000%	$0.00	$970.00	-3.000%
160.00	-8.571%	0.000%	$0.00	$970.00	-3.000%
170.00	-2.857%	0.000%	$0.00	$970.00	-3.000%
175.00	0.000%	0.000%	$0.00	$970.00	-3.000%
180.00	2.857%	2.857%	$28.57	$998.57	-0.143%
190.00	8.571%	8.571%	$85.71	$1,055.71	5.571%
200.00	14.286%	14.286%	$142.86	$1,112.86	11.286%
210.00	20.000%	20.000%	$200.00	$1,170.00	17.000%
220.00	25.714%	21.000%	$210.00	$1,180.00	18.000%
230.00	31.429%	21.000%	$210.00	$1,180.00	18.000%
240.00	37.143%	21.000%	$210.00	$1,180.00	18.000%
250.00	42.857%	21.000%	$210.00	$1,180.00	18.000%
260.00	48.571%	21.000%	$210.00	$1,180.00	18.000%
270.00	54.286%	21.000%	$210.00	$1,180.00	18.000%
280.00	60.000%	21.000%	$210.00	$1,180.00	18.000%
290.00	65.714%	21.000%	$210.00	$1,180.00	18.000%
300.00	71.429%	21.000%	$210.00	$1,180.00	18.000%
310.00	77.143%	21.000%	$210.00	$1,180.00	18.000%
320.00	82.857%	21.000%	$210.00	$1,180.00	18.000%
330.00	88.571%	21.000%	$210.00	$1,180.00	18.000%
340.00	94.286%	21.000%	$210.00	$1,180.00	18.000%
350.00	100.000%	21.000%	$210.00	$1,180.00	18.000%
360.00	105.714%	21.000%	$210.00	$1,180.00	18.000%

(1)	Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value
(2)	Capped Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value, provided that the Hypothetical Index Return will not be greater than 21%.
(3)	If Hypothetical Index Return is greater than 0%, Hypothetical Index Return Amount = US$1,000 x Hypothetical Index Return If Hypothetical Index Return is less than or equal to 0%, Hypothetical Index Return Amount = US$0
(4)	Hypothetical Maturity Payment per Note = US$970 + Hypothetical Index Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

The Notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less. A cash method U.S. holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provides for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity of a Note generally will be treated as ordinary income. Any loss on the Notes at maturity, or upon sale or other taxable disposition prior to maturity, will be treated as short-term capital loss.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by an individual who at the time of death is a Non-U.S. holder should not be subject to U.S. federal estate tax.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Commodity Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Index Return Amount” in the preliminary pricing supplement related to this offering for more information. In addition, if the Commodity Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Commodity Index prior to any such discontinuance. You should refer to the section “Description of the Notes — Discontinuance of the Commodity Index” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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